Filed Pursuant to Rule 424b3
File No. 333-64084

TWEETER HOME ENTERTAINMENT GROUP, INC.

1,557,416 Shares of Common Stock

     This prospectus relates to the offering by the selling stockholders listed on the table beginning on page 12 of 1,557,416 shares of our common stock as follows:

     This offering is not being underwritten. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     The selling stockholders acquired these shares in connection with our acquisition of all the outstanding common stock of Sound Advice, Inc.

     Our common stock is traded on the Nasdaq National Market under the symbol “TWTR.” On August 1, 2001, the last reported sales price for our common stock was $28.44 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2001.

This prospectus is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

INFORMATION INCORPORATED BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus constitutes an offer to sell or a solicitation to buy shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of common stock.

INFORMATION INCORPORATED BY REFERENCE

     The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” into this prospectus information in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered by this prospectus have been sold or the offering is terminated:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001;

•	our Current Report on Form 8-K dated June 8, 2001; and

•	the description of our stock contained in our Registration Statement on Form 8-A dated April 27, 1998 and amended on June 5, 1998.

     You may request a copy of these filings at no cost, by writing or calling us at our principal executive offices located at the following address:

          Tweeter Home Entertainment Group, Inc.
          10 Pequot Way
          Canton, Massachusetts 02021
          Attention: Joseph McGuire, Chief Financial Officer
          Telephone: (781) 830-3000

     We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information, including the information incorporated by reference above, with the Securities and Exchange Commission. Investors may inspect and copy these reports, proxy statements and other information at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Securities and Exchange Commission’s regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Investors may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1(800) SEC-0330. This information also is available at the Securities and Exchange Commission’s World Wide Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We filed a registration statement on Form S-3 under the Securities Act of 1933 relating to the common stock offered by this prospectus with the Securities and Exchange Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, portions having been omitted from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by that reference. For further information with respect to us and the common stock offered by this prospectus, we refer investors to the registration statement, the exhibits thereto and the financial statements, notes and schedules filed as a part of the registration statement.

TWEETER HOME ENTERTAINMENT GROUP, INC.

     Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products. Tweeter operates 141 stores under the Tweeter, HiFi Buys, Sound Advice and Showcase Home Entertainment names in New England, Texas, California, the Mid-Atlantic, the Southeast, greater Chicago, North Carolina, Florida and Arizona. Tweeter operates in a single business segment of retailing audio and video consumer electronic products. Its stores feature an extensive selection of home and car audio systems and components, portable audio equipment, and home video products including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. Tweeter differentiates itself by focusing on consumers who seek audio and video products with advanced features, functionality and performance. Tweeter does not offer consumer electronics products such as personal computers or home office equipment. Its stores display products in an inviting retail environment averaging 10,000 square feet and are staffed with attentive, knowledgeable sales personnel. Tweeter seeks to build name recognition and customer loyalty by combining a high level of service with competitive prices backed by its patented Automatic Price Protection program.

     Tweeter opened its first store in 1972 in Boston under the Tweeter name and over the next two decades grew exclusively through new store openings in New England, expanding to 18 stores by 1995. In 1995, Tweeter adopted an aggressive growth strategy to (i) open new stores in current regional markets and relocate some stores to more favorable sites and (ii) selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to Tweeter’s core operating model and leveraging distribution, marketing and corporate infrastructure. Tweeter completed the acquisition of:

•	Bryn Mawr Radio and Television, Inc. in May 1996;

•	HiFi Buys, Inc. in June 1997;

•	Home Entertainment, Inc. in February 1999;

•	DOW Stereo/Video, Inc. in July 1999;

•	United Audio Centers, Inc. in April 2000;

•	Douglas TV in October 2000;

•	Video Scene, Inc. in May 2001;

•	Audio Video Systems in June 2001; and

•	Sound Advice, Inc. in August 2001.

     In addition, on October 4, 1999, Tweeter formed a joint venture with Cyberian Outpost, Inc. (Nasdaq: COOL), organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. The Tweeter.Outpost.com site was launched on October 19, 1999.

     On May 1, 2001, Tweeter completed the acquisition of Video Scene, Inc. dba Big Screen City. Video Scene has four stores in the greater San Diego area, and reported annual retail revenue of approximately $16 million. This transaction is being accounted for as a purchase. Tweeter paid $4.0 million in cash and issued

50,973 shares from its shelf registration filed with the Securities and Exchange Commission on April 13, 1999, and amended on December 23, 1999. The allocation of the purchase price and acquisition costs resulted in goodwill of approximately $5,000,000, which is being amortized over twenty years using the straight-line method.

     On June 1, 2001, Tweeter completed the acquisition of SMK Marketing, Inc., dba Audio Video Systems. SMK Marketing has three stores in the greater Charlotte, North Carolina area, and reported annual retail revenue of approximately $15 million. This transaction is being accounted for as a purchase. Tweeter paid $3.75 million in cash and issued 40,717 shares from its shelf registration filed with the Securities and Exchange Commission on April 13, 1999, and amended on December 23, 1999. The allocation of the purchase price and acquisition costs resulted in goodwill of approximately $5,000,000, which is being amortized over twenty years using the straight-line method.

     On August 1, 2001, Tweeter completed a merger with Sound Advice, Inc. The merger was effected by TWT Acquisition Corp., a Florida corporation and wholly owned subsidiary of Tweeter, merging with and into Sound Advice. As a result of the merger, Sound Advice became a wholly owned subsidiary of Tweeter. This transaction will be accounted for as a purchase. At the effective time of the merger, each outstanding share of Sound Advice common stock was converted into the right to receive one share of Tweeter common stock, resulting in Tweeter issuing an aggregate of 4,355,995 shares of Tweeter common stock in exchange for the 4,355,995 shares of Sound Advice common stock outstanding at the effective time. The shares of Tweeter common stock were issued pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission, which became effective on June 27, 2001. The Registration Statement on Form S-3, of which this prospectus is a part and which was filed to register the shares of Tweeter common stock issued to some Sound Advice affiliates in connection with the merger, became effective on August 1, 2001.

     Tweeter is a Delaware corporation. Our principal executive offices are located at 10 Pequot Way, Canton, Massachusetts 02021 and our telephone number is (781) 830-3000.

     Tweeter, etc., Bryn Mawr Stereo, Dow Stereo/Video, Audio Video and a Boatload of Know How are federally registered trademarks, and HiFi Buys, Home Entertainment, United Audio, Douglas TV, Big Screen City, Sound Advice and Showcase Home Entertainment are trademarks or servicemarks claimed by Tweeter and its subsidiaries and related entities.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions we made. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ significantly from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” below and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

     The value of an investment in Tweeter will be subject to the significant risks inherent in its business. Investors should consider carefully the risks and uncertainties described below. If any of the events described below actually occur, our business, financial condition or operating results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

     This prospectus contains forward-looking statements regarding Tweeter’s performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. The following is a discussion of some of the factors and risks that could contribute to those differences.

Risks Associated with Growth

      Tweeter’s business plans call for the opening, or acquiring through strategic acquisitions, of new stores in both existing and new geographic markets. Tweeter may not be able to achieve its planned expansion or to effectively integrate any new stores into its existing operations. The opening of additional stores in new geographic markets could present competitive and merchandising challenges different from those Tweeter currently or previously faced within its existing geographic markets. In addition, Tweeter may incur higher costs related to advertising, administration and distribution as it enters new markets.

      There are a number of factors that could affect Tweeter’s ability to open or acquire new stores consistent with its business plans. These factors also affect the ability of any newly opened or acquired stores to achieve sales and profitability levels comparable with its existing stores, or to become profitable at all. These factors include:

•	the identification and acquisition of suitable sites and the negotiation of acceptable leases for these sites;

•	the identification of existing audio and video consumer electronics retailers appropriate for strategic acquisition;

•	the successful consummation of these acquisitions;

•	the obtaining of governmental and other third-party consents, permits and licenses needed to operate those additional sites;

•	the hiring, training and retention of skilled personnel;

•	the availability of adequate management and financial resources;

•	the adaptation of its distribution and other operational and management systems to an expanded network of stores;

•	the ability and willingness of vendors to supply on a timely basis at competitive prices; and

•	continued consumer demand for its products at levels that can support acceptable profit margins.

      In addition, Tweeter’s rapid expansion through the opening or acquisition of new stores will place significant demands on its management, resources, operations and information systems. This expansion requires Tweeter to expend significant effort and additional resources to ensure the continuing adequacy of its financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. Tweeter also needs to attract and retain additional qualified personnel, including new store managers, for new stores.

      Tweeter’s continued growth also depends on its ability to increase sales in its existing stores. The opening of additional stores in an existing market could result in lower net sales at its existing stores in that market.

Risks Associated with Acquisitions

      Integration of newly acquired stores may involve significant delay or expense. Additional suitable acquisition candidates may not be identified. Further, Tweeter may not consummate acquisitions of any identified candidates and new stores acquired through those acquisitions may not operate profitably or integrate successfully into its operations. Previously acquired stores have had, and newly acquired stores may have, different merchandising, advertising, store format and operating approaches from Tweeter’s existing stores, and its success in integrating those stores will depend on its ability to effect significant changes in the operations of those stores to conform to its approach in these areas. Tweeter may not be successful in effecting those changes without an adverse effect on the revenues or profitability of those stores. In addition, future acquisitions could involve the issuance of equity securities which could dilute the holdings of existing stockholders. Future acquisitions could also involve the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on Tweeter’s results of operations or financial condition.

Dependence on Key Personnel

      Tweeter’s success depends upon the active involvement of senior management personnel, particularly Samuel J. Bloomberg, Tweeter’s Chairman of the Board, Jeffrey Stone, Tweeter’s President and Chief Executive Officer and Joseph McGuire, Tweeter’s Chief Financial Officer. The loss of the full-time services of Messrs. Stone, Bloomberg, McGuire or other members of senior management could have a material adverse effect on Tweeter’s results of operations and financial condition. Except for employment contracts with Messrs. Stone, Bloomberg, and McGuire, Tweeter does not have employment agreements with any members of its senior management team. Tweeter currently maintains key-man life insurance on the lives of Messrs. Bloomberg and Stone in the amounts of $1,000,000 and $5,000,000.

Risks Associated with Competition

      The retail consumer electronics industry is highly competitive. Tweeter currently competes against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics products similar and often identical to those Tweeter sells. Tweeter also competes in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronic products that Tweeter sells. Some of these competitors have substantially greater financial resources than Tweeter that may increase their ability to purchase inventory at lower costs or to initiate and sustain price competition. In addition, the large format stores are continuing to expand their geographic markets, and that expansion may increase price competition within those markets. A number of different competitive factors could have a material adverse effect on Tweeter’s results of operations and financial condition, including:

•	Increased operational efficiencies of competitors;

•	Competitive pricing strategies;

•	Expansion by existing competitors;

•	Entry by new competitors into markets in which Tweeter is currently operating; or

•	Adoption by existing competitors of innovative store formats or retail sales methods.

Seasonal and Quarterly Fluctuations in Sales

      Seasonal shopping patterns affect Tweeter’s business, like that of many retailers. The fourth calendar quarter, which is Tweeter’s first fiscal quarter and which includes the December holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of Tweeter’s operating income for its entire fiscal year. As a result, any factors negatively affecting Tweeter during that calendar quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on Tweeter’s results of operations for the entire year. More generally, Tweeter’s quarterly results of operations may fluctuate based upon such factors as:

•	The timing of new store openings and new store acquisitions;

•	The amount of store pre-opening expenses;

•	The amount of net sales contributed by new and existing stores;

•	The mix of consumer electronic products sold in its stores;

•	Profitability of sales of particular products; and

•	Other competitive factors.

Fluctuations in Comparable Store Sales

      A number of factors have historically affected, and will continue to affect, Tweeter’s comparable store sales results, including, among other factors:

•	Competition;

•	General regional and national economic conditions;

•	Consumer trends;

•	Changes in Tweeter’s product mix;

•	Timing of promotional events;

•	New product introductions; and

•	Tweeter’s ability to execute its business strategy effectively.

      Tweeter does not expect comparable store sales to increase at historical rates, and comparable store sales may decrease in the future. Changes in Tweeter’s comparable store sales results could cause the price of its common stock to fluctuate substantially.

Potential Need for Additional Financing

      Financing for the opening and acquisition of new stores may be in the form of debt or equity or both and may not be available on terms acceptable to Tweeter, if at all. Tweeter estimates that the average cash investment, including pre-opening expenses for tenant fit-out, demonstration and inventory, net of payables, required to open a store to be approximately $1,115,000. The actual cost of opening a store may be significantly greater than these current estimates. Tweeter may need to seek additional debt and/or equity financing in order to fund its continued expansion through 2001 and beyond. In addition, Tweeter’s ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments. Additional issuances of equity by Tweeter may result in dilution to existing stockholders.

Changes in Consumer Demand and Preferences

      Tweeter’s success depends on its ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in that demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those Tweeter markets, are affected by, among other things, prevailing economic conditions. In addition, the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest stimulate the demand for audio and video consumer electronics products. Also, many products which incorporate the newest technologies, such as DVD and high-definition television, are subject to significant technological and pricing limitations and to the actions and cooperation of third parties such as television broadcasters or movie distributors. It is possible that these products or other new products will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products Tweeter sells would have a materially adverse effect on its results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by Tweeter to identify and respond to changes in consumer demand and preferences would have a material adverse effect on Tweeter’s results of operations and financial condition.

Dependence on Suppliers

      The success of Tweeter’s business and growth strategy depends to a significant degree upon its suppliers, particularly its brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Yamaha, Boston Acoustics and Panasonic. Tweeter does not have any supply agreements or exclusive arrangements with any vendors. Tweeter typically orders its inventory through the issuance of individual purchase orders to vendors. In addition, Tweeter relies heavily on a relatively small number of suppliers. Tweeter’s two largest suppliers accounted for approximately 43% of its sales during fiscal 2000. The loss of any of these key vendors or the failure by Tweeter to establish and maintain relationships with these or other vendors could have a material adverse effect on Tweeter’s results of operations and financial condition and its expansion. It is possible, especially given Tweeter’s growth strategy, that Tweeter will be unable to acquire sufficient quantities or an appropriate mix of consumer electronic products at acceptable prices, if at all. Specifically, Tweeter’s ability to establish additional stores in existing markets and to penetrate new markets depends to a significant extent on the willingness and ability of vendors to supply those additional stores, and vendors may not be willing or able to do so. As Tweeter continues to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to it at acceptable prices in one or more markets could have a material adverse effect on its results of operations and financial condition.

Uncertainty of Intellectual Property Rights

      Tweeter’s “Tweeter, etc.,” “Bryn Mawr Stereo,” “Dow Stereo/Video,” “Audio Video,” and “a Boatload of Know How” service marks have been registered with the United States Patent and Trademark Office. Tweeter has not registered the “HiFi Buys,” “Sound Advice” and some of its other service marks, is aware that other consumer electronics retailers use the name “HiFi Buys” outside Tweeter’s current geographical markets and is aware that the “Sound Advice” name is used by other entities. Tweeter has submitted applications for registration of some of its other service marks, which applications are currently pending. Tweeter may be unable to successfully register these service marks. In addition, Tweeter’s service marks, whether registered or unregistered, and patents may not be effective to protect its intellectual property rights, and infringement or invalidity claims may be asserted by third parties in the future. Any such assertions, if proven to be true, could have a material adverse effect on Tweeter’s results of operations and financial condition.

Significant Ownership by Principal Stockholders

      Tweeter’s executive officers, directors and principal stockholders and their affiliates own approximately 9% of Tweeter’s outstanding common stock, not including options exercisable within 60 days. As a result, those parties might be able to significantly influence Tweeter’s affairs if they were to act together.

Effect of Certain Charter and By-law Provisions; Anti-Takeover Provisions

      Tweeter’s corporate charter and by-laws, as well as some provisions of the Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a change in control of Tweeter, even if a change in control would be in the interest of a significant number of Tweeter’s stockholders or if a change in control would provide those stockholders with a substantial premium for their shares over then current market prices. For example, the charter authorizes Tweeter’s board of directors to issue one or more classes of preferred stock, having such designations, rights and preferences as they determine. Those issuances may, among other things, have an adverse effect on the rights of holders of common stock.

      Tweeter’s stockholders have no right to take action by written consent and may not call special meetings of stockholders. The amendment of specified provisions of the charter requires the affirmative vote of at least 75% of the shares of voting stock then outstanding. Any amendment of the bylaws by the stockholders requires the vote of at least 75% of the shares present in person or represented by proxy at a stockholders meeting. The charter also provides for the staggered election of directors to serve for one, two and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 75% of the shares of common stock represented at a stockholders’ meeting.

      In addition, under the terms of Tweeter’s Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock, all other stockholders of Tweeter would have the right to purchase securities from Tweeter at a discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the acquiring person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could adversely affect the stockholders’ ability to realize a premium over the then-prevailing market price for the Tweeter common stock in connection with such a transaction.

Volatility of Stock Price

      The trading price of Tweeter’s common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a variety of internal and external factors. The stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market factors may have a material adverse effect on the market price of Tweeter’s common stock, regardless of its actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against these companies. That litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would materially adversely affect Tweeter’s results of operations and financial condition.

USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

SELLING STOCKHOLDERS

     The following table sets forth information regarding the expected beneficial ownership of our common stock of each of the selling stockholders immediately after August 1, 2001, the effective time of the merger of Sound Advice, Inc. and TWT Acquisition Corp., a wholly owned subsidiary of Tweeter. The information provided in the table below with respect to each selling stockholder has been obtained from the selling stockholder and is based on their beneficial ownership of shares of common stock of Sound Advice as of June 21, 2001. Except as disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with Tweeter. The selling stockholders may sell all or some portion of the shares of common stock owned by them after August 1, 2001, the effective time of the merger. The following table assumes that all of the shares of common stock being registered will be sold by the selling stockholders.

     The table includes the number of shares and percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to convertible securities held by that person that are currently exercisable or exercisable within 60 days. Those shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Those shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

	Common Shares		Common Shares

	Beneficially	Common Shares	Beneficially

	Owned Prior	to be Registered	Owned After	Percentage Owned

Name of Selling Stockholder	to the Offering	Hereunder	the Offering	After the Offering

Peter Beshouri	576,087(1)	576,087(1)	0	0%

Michael Blumberg	484,938(1)	484,938(1)	0	0%

Kenneth L. Danielson	245,001(1)	245,001(1)	0	0%

Christopher O’Neil	185,390(1)	185,390(1)	0	0%

William F. Hagerty, IV	15,000(1)	15,000(1)	0	0%

G. Kay Griffith	46,000(1)	46,000(1)	0	0%

Herbert A. Leeds	5,000(1)	5,000(1)	0	0%

*	less than one percent.

(1)      Includes (as applicable) immediately exercisable stock options held by: (i) Mr. Beshouri for 30,000 shares of common stock at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 60,000 shares at an exercise price of $8.00 per share and for 60,000 shares at an exercise price of $5.00 per share; (ii) Mr. Blumberg for 15,000 shares of common stock at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (iii) Mr. Danielson for 35,000 shares at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (iv) Mr. O’Neil for 26,000 shares at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (v) Mr. Hagerty for 5,000 shares at an exercise price of $5.00 per share; (vi) Ms. Griffith for 40,000 shares of common stock at an exercise price of $1.89 per share and for 5,000 shares at an exercise price of $5.00 per share and (vii) Mr. Leeds for 5,000 shares at an exercise price of $5.00 per share.

     Peter Beshouri was elected to the Tweeter board of directors effective upon the closing of the merger on August 1, 2001. Peter Beshouri will serve as President of Sound Advice, which is a wholly owned subsidiary of Tweeter. Michael Blumberg will serve as Executive Vice President of Sound Advice. Christopher O’Neil will serve as Executive Vice President and Chief Operating Officer of Sound Advice.

PLAN OF DISTRIBUTION

     The selling stockholders may offer and sell their shares of common stock being offered by this prospectus in whole or in part, from time to time in one or more of the following transactions:

•	on the Nasdaq National Market,

•	in privately negotiated transactions, or

•	in a combination of these transactions.

     The selling stockholders may sell their shares of common stock at any of the following prices:

•	at fixed prices,

•	at market prices prevailing at the time of the sale,

•	at prices related to market prices, or

•	at negotiated prices.

     The selling stockholders may sell some or all of their shares of common stock in any of the following ways:

•	to or through brokers, agents, or dealers designated from time to time, or

•	directly to purchasers.

     The selling stockholders may negotiate and pay brokers, agents, or dealers commissions, discounts or concessions for their services. The selling stockholders and any brokers, agents or dealers that act in connection with the sale of shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. In addition, the brokers’, agents’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

LEGAL MATTERS

     Goulston & Storrs, P.C., Boston, Massachusetts, will deliver an opinion as to the validity of the shares of common stock being offered hereby.

EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated by reference from Tweeter’s Annual Report on Form 10-K for the year ended September 30, 2000 into this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.